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                              April 28, 2023

       Michael Nessim
       Chief Executive Officer
       Kingswood Acquisition Corp.
       17 Battery Place, Room 625
       New York, NY 10004 1325

                                                        Re: Kingswood
Acquisition Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed April 24,
2023
                                                            File No. 001-39700

       Dear Michael Nessim:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       General

   1. We previously reviewed the preliminary proxy statement filed in October 2022 and issued a comment letter on
October 17, 2022 regarding the Committee on Foreign Investment in the United States
(CFIUS). Your response to this comment was submitted on October 20,
                                                        2022. In addressing
this with a view toward disclosure, please tell us whether your sponsor is, is
controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor
disclosure that addresses how this fact could impact your ability to complete your initial
business combination. For instance, discuss the risk to investors that you may not be able to
complete an initial business combination with a U.S. target
                                                        company should the
transaction be subject to review by a U.S. government entity, such as the CFIUS, or
ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could
complete an initial business combination may be limited. Further, disclose that the time
necessary for government review of the transaction or a decision to prohibit the
transaction could prevent you from completing an initial business
 Michael Nessim
Kingswood Acquisition Corp.
April 28, 2023
Page 2
      combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Catherine De Lorenzo at 202-551-4079 or David Link at 202-551-
3356 with any questions.



                                                           Sincerely,
FirstName LastNameMichael Nessim
                                                           Division of
Corporation Finance
Comapany NameKingswood Acquisition Corp.
                                                           Office of Real
Estate & Construction
April 28, 2023 Page 2
cc:       Bradley A. Noojin, Esq.
FirstName LastName